The Boeing Company 100 North Riverside Chicago IL 60606-1596

February 12, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in the Annual Report on Form 10-K for the year ended December 31, 2014 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Boeing Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on February 12, 2015.
Sincerely,

THE BOEING COMPANY

By:	/s/ Robert E. Verbeck
Robert E. Verbeck
Vice President of Finance and Corporate Controller